90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

February 27, 2020

Ms. Lisa Vanjoske Mr. Daniel Gordon Division of Corporation Finance Office of Life Sciences U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	OncoSec Medical Inc. Form 10-K for the fiscal year ended July 31, 2019 filed October 28, 2019 Form 10-Q for the quarterly period ended October 31, 2019 filed December 13, 2019 File No. 000-54318

Dear Ms. Vanjoske and Mr. Gordon:

At the request and on behalf of our client, OncoSec Medical Incorporated, (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) received on February 13, 2020 by the Company (the “Request Letter”), related to the Company’s Form 10-K and Form 10-Q noted above. Our response is as follows and has been prepared by the Company with our assistance.

SEC Comment:

You disclose “Whether or not Closing occurs, but subject to certain conditions on effectiveness described above, the Company (1) will grant CGP and its affiliates an exclusive license to develop, manufacture, commercialize, or otherwise exploit current and future products, including TAVO and the VLA in the Territory for which CGP will pay the Company up to 20% royalties on the net sales of such products in the Territory.” Please disclose the royalty rate or a range that does not exceed a 10-point range. Also disclose the minimum royalty and termination provisions specified in the agreement.

Company Response:

Please note that the Company made the decision to exclude the minimum royalty percentage, as filed on Form 8-K as Exhibit 10.3 on October 11, 2019, on the basis that such information is (i) not material and (ii) would be competitively harmful if publicly disclosed.

www.alston.com

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February 27, 2020

In response to the Staff’s comment, beginning in the Company’s Form 10-Q for the period ended January 31, 2020, the Company proposes to include the following additional disclosure, where applicable, regarding the termination provisions under the License Agreement, substantially in the form below.

License Agreement and Services Agreement

Concurrently with the execution and delivery of the Purchase Agreements, the Company and CGP entered into a License Agreement (the “License Agreement”), which became effective upon the Closing. Pursuant to the License Agreement, the Company, among other things, granted CGP and its affiliates an exclusive, sublicensable, royalty-bearing license to develop, manufacture, commercialize, or otherwise exploit the Company’s current and future products, including TAVO and the VLA in the following territories: China Mainland, Hong Kong, Macau, Taiwan, Armenia, Azerbaijan, Bahrain, Bangladesh, Bhutan, Brunei, Burma, Cambodia, East Timor, Georgia, India, Indonesia, Jordan, Kazakhstan, Kuwait, Kyrgyzstan, Laos, Malaysia, Mongolia, Nepal, Oman, Pakistan, Papua New Guinea, Philippines, Qatar, Saudi Arabia, Singapore, South Korea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, United Arab Emirates, Uzbekistan and Vietnam (the “Territory”). Under the terms of the License Agreement, CGP will pay the Company up to 20% royalties on the net sales (as defined in the License Agreement) of such products in the Territory during the applicable Royalty Term (as defined in the License Agreement).

In addition, the Company and Sirtex entered into a Services Agreement (the “Services Agreement”) which became effective upon the Closing. Pursuant to the Services Agreement, the Company agreed, among other things, to pay Sirtex low single-digit royalties on the Net Sales (as defined in the Services Agreement) of all Products (defined as TAVO and VLA products and their accompanying generators, and any products (including, for clarity, combination products) incorporating or including such products and their accompanying generators), in all countries other than those in the Territory. In exchange for the royalty fee, Sirtex will provide the Company with certain services for these products, including key opinion leader management and engagement services, voice of customer (VOC) services, development of a go to market strategy, and pricing, reimbursement and market access services.

If either party believes that the other party has materially breached one or more of its material obligations under the License Agreement, then the non-breaching party may, following a cure period, terminate the License Agreement upon written notice to the breaching party, subject to other conditions. Licensee may terminate the License Agreement in its entirety for any reason or no reason upon prior written notice to Licensor. Additionally, the License Agreement may be terminated upon certain events involving bankruptcy or insolvency. If CGP terminates the License Agreement for convenience or the Company terminates the License Agreement due to CGP’s breach or insolvency, then, subject to certain conditions, each party’s rights and licenses will terminate, and CGP will have certain obligations to assign to the Company, or grant a right of reference under, certain regulatory documentation or approvals. If CGP terminates the License Agreement due to the Company’s breach or insolvency, then CGP will have the option either to keep the License Agreement in effect with the royalty rate owed by CGP to the Company reduced by 50% or to terminate the License Agreement (in which case each party’s rights and licenses will terminate, except that CGP will have the right to wind down certain clinical trials).

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If you have any questions or require further assistance, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew W. Mamak
Matthew W. Mamak

CC:	Daniel J. O’Connor, Chief Executive Officer and President
OncoSec Medical Incorporated
Robert J. DelAversano, Principal Accounting Officer and Controller
OncoSec Medical Incorporated